UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on June 21, 2016
2.	Annual Meeting Proxy Card
3.	Proxy Statement
4.	Letter to Shareholders

Item 1

 GEOPARK LTD

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Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the GEOPARK LTD Annual General Meeting to be Held on 21 JUNE 2016

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

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Annual General Meeting Notice

GEOPARK LTD’s Annual General Meeting will be held on 21 JUNE 2016 at 450 LEXINGTON AVENUE, FLOOR 8, NEW YORK, NY 10017, USA at 10:00A.M. Local Time (EDT).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 9:

1.   To re-elect Gerald E. O’Shaughnessy as Director of the Company.

2.   To re-elect James F. Park as Director of the Company.

3.   To re-elect Peter Ryalls as Director of the Company.

4.   To re-elect Juan Cristobal Pavez as Director of the Company.

5.   To re-elect Carlos A. Gulisano as Director of the Company.

6.   To re-elect Pedro E. Aylwin as Director of the Company.

7.   To re-elect Robert Bedingfield as Director of the Company.

8.   To re-appoint Price Waterhouse & Co SRL as auditors of the Company.

9.   To authorize the Audit Committee, composed of three Directors, to fix the remuneration of the Auditors.

10. To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2015. (not a true proposal, no voting boxes).

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring your ID card and this notice with you.

Directions to GeoPark Limited 2016 Annual General Meeting

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

Telephone - Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

Email - Send email to investorvote@computershare.com with “Proxy Materials GEOPARK LTD” in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by June 11, 2016.

 Item 2

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GEOPARK LTD

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., EST/EDT, on June 20, 2016.

Vote by Internet

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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X 2 8 0 2 8 3 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

02CQGC

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GEOPARK LTD

Notice of 2016 Annual Meeting of Shareholders

450 LEXINGTON AVENUE, FLOOR 8, NEW YORK, NY 10017, USA

Proxy Solicited by Board of Directors for Annual Meeting — 21 JUNE 2016

MR. PEDRO E. AYLWIN and MR. MAURICE BLANCO, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of GeoPark Limited to be held on 21 JUNE 2016 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for directors and FOR Proposals 8 and 9.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

 Item 3

ANNUAL GENERAL MEETING

New York, USA, 21 June 2016

GEOPARK LIMITED This document is important and requires your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. EDT on June 21, 2016 at 450, Lexington Avenue, Floor 8, New York, NY 10017, USA.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Directors:

Gerald O’Shaughnessy (Chairman)

James F. Park

Peter Ryalls

Juan Cristóbal Pavez

Carlos Alberto Gulisano

Pedro E. Aylwin

Robert Bedingfield

Registered office:

Cumberland House

9th Floor

1 Victoria Street

Hamilton HM11

Bermuda

21 June 2016

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. EDT on June 21, 2016 at 450, Lexington Avenue, Floor 8, New York, NY 10017, USA.

Ordinary Business

Election and Re-appointment of Directors (Resolutions 1 to 7)

Gerald Eugene O’Shaughnessy who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director.

James Franklin Park who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director.

Peter Ryalls, who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Juan Cristóbal Pavez, who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Carlos Alberto Gulisano, who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director.

Pedro Enrique Aylwin, who was re-appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director.

Robert Bedingfield, who was appointed to the Board at the 2015 AGM of the Company to serve until the 2016 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 7 propose the re-appointment of all the retiring Directors.

Please see below brief biographical details of each of the Directors standing for re-election pursuant to Resolutions 1 to 7. Your Board of Directors values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 7 re-electing each of the Directors.

Gerald Eugene

O’Shaughnessy

Age: 67

Wichita, Kansas,

USA

Director Since:

May 2002

Gerald Eugene O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, the largest crude by rail terminal in North Dakota, serving oil producers and marketing companies active in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments. Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

Committee Memberships

Nomination Committee - Member

Shares and Share Equivalents Held

Common Shares                          7,894,496

James F.

Park

Age: 60

Buenos Aires,

Argentina

Director Since:

May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic research at the University of Texas. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings. Mr. Park has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships

Technical Committee - Member

Disclosure Committee - Member

Shares and Share Equivalents Held

Common Shares                          7,891,269

Peter

Ryalls

Age: 65

Norfolk,

United Kingdom

Director Since:

April 2006

Peter Ryalls has been a member of our board of directors since April 2006. Mr. Ryalls started his career working as a wireline engineer for Schlumberger in West Africa. Returning to the UK in 1976 to study for his Master’s degree in Petroleum Engineering at Imperial College London following which he joined Mobil North Sea. He moved to Unocal Corporation in 1979 where he held increasingly senior positions, including as Managing Director of Unocal UK in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.

Committee Memberships

Compensation Committee - Member

Audit Committee – Member

Technical Committee - Chairman

Shares and Share Equivalents Held

Common Shares                          80,352

Juan Cristóbal

Pavez

Age: 46

Santiago de Chile,

Chile

Director Since:

August 2008

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and a MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Committee Memberships

Audit Committee - Member

Compensation Committee - Chairman

Shares and Share Equivalents Held

Common Shares                          2,922,031

Carlos

Gulisano

Age: 65

Buenos Aires,

Argentina

Director Since:

July 2010

Carlos Gulisano has been a member of our board of directors since July 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 35 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Committee Memberships

Nomination Committee – Chairman

Technical Committee - Member

Shares and Share Equivalents Held

Common Shares                          151,196

Pedro E. Aylwin

Chiorrini

Age: 56

Santiago de Chile,

Chile

Director Since:

July 2013

Pedro E. Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin Mendoza Luksic Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships

Nomination Committee - Member

Shares and Share Equivalents Held

Common Shares                          220,85

Robert

Bedingfield

Age: 67

Potomac, Maryland,

USA

Director Since:

March 2015

Robert Bedignfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships

Audit Committee - Chairman

Shares and Share Equivalents Held

Common Shares                          40,364

Auditors (Resolution 8)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. Price Waterhouse & Co S.R.L. has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 8 to re-appoint Price Waterhouse & Co SRL as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 9)

Resolution 9 authorises the Audit Committee, which is composed of three independent Directors, to fix the remuneration of Price Waterhouse & Co S.R.L.

Annual Report and Accounts

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2015, together with the Auditors’ report on the 2015 Financial Statements.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 31.99% of the issued share capital of the Company.

Yours sincerely,

Gerald E. O’Shaughnessy,

Chairman

ANNUAL GENERAL MEETING

New York, USA, 21 June 2016

WWW.GEO-PARK.COM

 Item 4

Dear Fellow Shareholders:

Our entire industry was whipsawed in 2015 by the oil price collapse causing a disruption of upstream oil and gas projects around the globe.

But GeoPark was ready. As an entrepreneurial and battle-tested company that has grown from scratch into one of Latin America’s leading independents, our experience and resilience were proved once again. We opportunely used this downturn to beat down costs, wring out inefficiencies, improve the organization, innovate, increase flexibility, re-prioritize the portfolio and permanently adapt to thrive in a world of lower oil prices.

Our conservative long term approach in building GeoPark provided the underlying foundation and necessary tools. Our high quality assets, risk-balanced platform across the region, financial stability, and capital allocation agility, coupled with the experience of our team, created a path forward through the turbulence to keep us on our continuous ten year growth track record.

In an environment where oil prices dropped by more than 60%, revenues declined by 51%, and new investment was reduced by nearly 80% (with 7 wells vs 53 wells drilled), we are proud to have completed 2015 with:

•	increased oil and gas production to 23,062 boepd in the fourth quarter (annual average of approximately 20,400 boepd),

•	increased proven oil and gas reserves to 71.1 million boe (up 13%),

•	increased proven and probable (2P) oil and gas reserves to 125 million boe (up 3%),

•	increased oil and gas exploration resources to 800 million to 1.5 billion boe,

•	increased development and exploration acreage with 5 new hydrocarbon blocks,

•	strengthened balance sheet with $220 million in cash and credit facilities ($83 million in cash),

•	new off-take and prepayment facility of up to $100 million to improve crude oil sales netbacks and expand our cash cushion, and

•	independently certified Net Present Value (NPV) of proven and probable oil and gas reserves of $1.6 billion.

In the new lower oil price world, operating efficiency is the differentiator – and, by attacking every line item, we successfully drove costs down. Through both efficiency improvements and innovation, meaningful reductions were realized in production and operating costs (down 34%), cash costs per boe (down 38%), G&A (down 18%), capital expenditures (down 79%), and drilling costs (down 25%). All resulting in 85% of our production now being cash flow positive at oil prices of $25-30 per barrel

– demonstrating the profitability and quality of our assets even in a very low oil price environment.

Business Platform

Latin America has an immense hydrocarbon resource base, welcoming business environment, and relatively few independent players today. GeoPark’s vision is to capture this big opportunity and grow across the region, led by a technical approach. We identify high value proven hydrocarbon basins – based on geological, infrastructure and regulatory factors – and then work to establish long term strategic positions in the targeted regions.

Letter to Shareholders 1

Our systematic expansion to date has resulted in building stable and growing businesses in Colombia, Chile, Brazil, Argentina and Peru; each managed by reputable and capable local teams, with supporting production and cash flows, attractive underlying reserves and resources, and inventories of new project opportunities. Our unique self-funding platform now consists of 35 hydrocarbon blocks covering 6 million acres in 12 proven hydrocarbon basins in 5 countries, with a rich and balanced mix of production, development, exploration and unconventional resource projects.

Our independent country businesses are further enhanced by being tied together by an overall corporate organization, which improves efficiencies, reduces costs with operational and financial synergies, controls quality, pushes performance, and more effectively grows our overall company by allocating capital to the best shareholder value-adding projects.

Our in-house SPEED value system provides the critical success ingredient by creating positive interdependence with the communities where we operate and ensuring safe and environmentally-clean operational performance with the goal of making us the preferred partner, employer and neighbor.

Briefly looking at each of our businesses:

Colombia Business

GeoPark is currently leading the strongest growth story in Colombia. In less than four years we have discovered 9 new oil fields

– pioneering a new geological play-type for the Llanos Basin – and increased production from 2,500 bopd to nearly 33,000 bopd gross (15,000 bopd net to GeoPark) today. During the 2015 slowdown, we still grew our Colombian 2P reserves by 20% to 46.5 million boe and our exploration resources to approximately 30-40 million boe.

The Llanos 34 Block, operated by GeoPark, continued to build value in 2015 with the Tilo, Chachalaca and Jacana new oilfield discoveries. The Tigana oil field (discovered in 2013) contains gross certified 3P oil reserves of 66 million boe with the opportunity for approximately 30 additional wells to fully develop the field. The Llanos 34 Block contains highly-attractive low risk, low cost and high netback fields which provide a profitable production base during periods of oil price volatility and the engine for secure future growth. Current operating costs are only $3-5 per barrel and, even in a $40 per barrel oil price environment, the drilling of new wells can provide 100% IRRs with less than 12 month paybacks.

Chile Business

GeoPark first proved our business model in Chile where we became Chile’s first private oil and gas producer. From a‘flat-footed’ start-up in 2006, we built a solid business with current production of approximately 4,000 boepd, 2P reserves of 42 million boe and 6 blocks with approximately 1 million prospective acres, consisting of approximately 320-770 million boe of exploration and unconventional resources.

No new wells were drilled in 2015 in Chile as we focused on improving the efficiency of our operation and re-balancing our production mix by increasing gas supply with the construction of treatment facilities to produce the Ache gas field in the Fell Block.

Letter to Shareholders 2

Brazil Business

Our Brazil business represents a strategic base with a fully developed secure cash flow producing asset (a non-operated interest in the Manati field, Brazil’s largest producing gas field, operated by Petrobras) and 13 exploration blocks in onshore mature proven hydrocarbon basins (Potiguar, Reconcavo, and Sergipe Alagoas). Estimated exploration resources for our Brazilian asset base are approximately 70-130 million boe.

In 2015, a new compression plant was installed at the Manati field to fully develop the discovered gas reserves and extend the life of the field. On our blocks in the Reconcavo and Potiguar Basins, following seismic interpretation, our team delineated oil prospects for future drilling.

Argentina Business

Our team has strong technical and operational experience and a proven track record in Argentina. We believe the country has an attractive subsurface potential and we are actively working to expand our asset base.

In 2015, we acquired a working interest in a high potential low risk exploration block in the prolific Neuquen Basin in a partnership with Wintershall. This new project is a good complement to two low cost large shallow oil play exploration blocks previously acquired in the Neuquen Basin in partnership with Pluspetrol. Estimated exploration resources for our Argentina asset base are approximately 30-50 million boe.

Peru Business

GeoPark positioned itself in the hydrocarbon rich Marañón Basin in Peru with an operating interest in the Morona Block from Petroperu in its return to the upstream business. Morona is a large block, containing the discovered Situche Central oil field (two tested wells and certified gross 3P of 83 million barrels), with the opportunity for near term cash flow, and a big upside exploration potential (approximately 320-500 million boe) with several high impact plays and prospects.

Morona represents an important acquisition and strategic fit for GeoPark that significantly increases our overall inventory of reserves and exploration resources and can contribute to our long term steady growth. GeoPark has designed a phased work program that permits a step-by-step development to put the Situche Central field into production initially through a long-term test to begin generating cash flow. The transaction is subject to Peruvian regulatory approval.

Outlook

Our plan going forward in 2016 represents a balance between cash preservation and cash generation with an emphasis on flexibility and new opportunities. In times of volatility, we believe the ability to rapidly adapt, create and seize opportunities is preferable to a single static plan. Key principles of our program include:

Conservative Approach: Protect balance sheet and preserve cash by reducing, deferring and renegotiating work programs – and match work and investment programs with forecasted cash flows.

Letter to Shareholders 3

Capital Allocation Discipline: Selectively allocate capital to and prioritize lower-risk, higher netback and quicker cash flow generating projects.

Do More for Less: Aggressively reduce each and every cost – both internal and external – including the shut-in of underperforming assets.

Innovate: Use our science and engineering know-how to create new approaches and opportunities above and below ground.

Stay Agile and Flexible: Continuous monitoring and adjustment of work programs – up or down – working within our large and ready inventory of organic projects.

Build for Long Term: Protect critical assets, tools and capabilities necessary for long term success and stay in hunt for new projects and value dislocation opportunities.

In 2015, we carried out a $50 million investment program (down from $240 million in 2014) that was funded by our own cash flows. For 2016, we designed and built a modular and flexible work and investment program based on oil prices from $25 to $50 per barrel. The base case, at a $35-40 oil price, is cash flow neutral with a $45-55 million investment plan and targets 10-15% production growth.

An effective tool which GeoPark has developed to manage its five country portfolio is its capital allocation methodology. This system provides the opportunity to review and select from a wide range of projects generated by each business unit team with different returns, potentials, risks, sizes, timelines and geographies – and it ensures that our capital always will be directed to our top value-adding projects after ranking them on technical, strategic and economic criteria. It also provides greater comfort in volatile markets by allowing us to easily add or subtract projects depending on oil prices and project performance – and to fine-tune our desired risk exposure.

New Projects and Countries

In parallel with our conservative operating approach through the lower oil price environment, we remain on the offensive to acquire attractively-valued new oil and gas upstream opportunities in Latin America. National and major oil companies, which control the biggest and best hydrocarbon acreage, are being forced by the lower oil price environment to reevaluate their portfolios and initiate divestment programs. Our regional platform and reputation give us first mover advantage in potentially acquiring these attractive projects.

We are also making progress in establishing a new platform in Mexico, where regulatory reforms have opened the door for private companies to access Mexico’s highly attractive hydrocarbon assets – many of which are an excellent fit for GeoPark’s skill set. In 2015 we formed a partnership with the Mexican conglomerate, Grupo Alfa, and participated in the hydrocarbon block bid round, however, no blocks were awarded.

Letter to Shareholders 4

Thank You

More than ever, we wish to recognize and thank the men and women in GeoPark for again showing your heart and professionalism by successfully managing us through 2015 and keeping us on our steady growth path forward. This was possible because of the team you have built together and your trust of each other. We all continue to gain confidence for our future, knowing what we have been able to repeatedly achieve together over our history. Our team has created an enduring culture in GeoPark, which has become our most important asset and the catalyst behind our proud record of safe, clean, neighborly, transparent and successful operations.

Our gratitude extends to our relentlessly supportive families who have all contributed immensely to who we have become and what we will do next.

Our thanks to our Board of Directors for your continuous efforts in helping GeoPark improve and grow. In addition to significant corporate governance responsibilities, GeoPark’s Board members spend substantial time working directly with our teams, sharing their experience, and traveling to our different operations.

And, our thanks and appreciation to our investors – long term and new – who have joined us, believed in our project, and supported our efforts. We continuously are increasing our efforts to talk with you, as well as, share our story with the wider investment community. As always, your comments and recommendations are welcome and appreciated. We invite you to visit us in the field or at any of our offices to know us better and learn first-hand how we work.

We look forward to delivering and reporting to you on our results in 2016.

Sincerely,

Gerald E. O’Shaughnessy, Chairman	James F. Park, Chief Executive Officer

Letter to Shareholders 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 6, 2016